April 29, 2010

Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-0404

Re: W.W. Grainger, Inc.
       Form 10-K for the Year Ended December 31, 2009
       Filed February 25, 2010
       Form No. 1-05684

Dear Mr. Mew:

We are writing in response to your letter dated April 6, 2010, commenting on our above-referenced filing.  We appreciate the extension of time given to us by Mr. Babula to respond to your letter and we thank you for the opportunity to address the points set out in your letter.

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Estimates, page 18

Goodwill and Indefinite Lived Intangible Assets, page 18

1.
Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill.  Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 34-48060.  For example, disclose when you perform your annual impairment test and the reporting unit level at which you test goodwill for impairment and your basis for that determination.  You should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value.  For each reporting unit that is at risk of failing step one, you should:

•	Disclose the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	Describe the methods and key assumptions used and how the key assumptions were determined;

•	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible;

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Response:  Grainger annually reviews goodwill for impairment and when events or circumstances require.  Of Grainger’s eight operating segments only three, United States, Canada and Japan, include goodwill.  In 2009, goodwill related to pre-2009 acquisitions was tested at the United States and Canada operating segments, which also represent reporting units for the goodwill impairment testing.  In addition, our late 2009 acquisitions will be subject to annual impairment tests beginning in 2010.  The annual tests are performed in the fourth quarter.  Neither of Grainger’s reporting units subject to impairment testing in 2009 failed step one.  In fact, both tests showed significant excess of the fair values of the reporting units over their carrying values.  As such, and assuming future impairment testing results in the same conclusions, we will revise our future filings as follows:

Goodwill and Indefinite Lived Intangible Assets.  Grainger’s business acquisitions typically result in the recording of goodwill and other intangible assets, which affect the amount of amortization expense and possibly impairment write-downs that Grainger may incur in future periods.  Grainger annually reviews goodwill and intangible assets that have indefinite lives for impairment in the fourth quarter and when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values.  We test for goodwill impairment at the reporting unit level.  Our tests indicated that the fair values were substantially in excess of carrying values and thus did not fail step one of the goodwill impairment test.  Grainger determines fair value in accordance with ASC 820 which requires certain assumptions and estimates regarding future profitability and cash flows of acquired businesses and market conditions.  However, due to the inherent uncertainties associated with using these assumptions, impairment charges could occur in future periods.

2.
Please expand your critical accounting policies discussion with regards to your allowance for doubtful accounts, inventory reserves and insurance reserves to include an analysis to the extent material to quantify the accuracy of your estimates and assumptions in prior years and whether your estimates and assumptions are likely to change in the future.  Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 34-48060.

Response:

Allowance for doubtful accounts:  Grainger has a broad customer base of approximately two million customers representing many diverse industries doing business in all regions of the United States, Canada, Mexico, Panama, India, Japan, and China.  Our average invoice size is approximately $250 and no single customer accounts for more than 5% of total sales.  Consequently, no significant concentration of credit risk exists.  We will revise our critical accounting policy in future filings as follows:

Allowance for Doubtful Accounts.  Grainger considers several factors to estimate the allowance for uncollectible accounts receivable including the age of the receivables and the historical ratio of actual write-offs to the age of the receivables.  The analyses performed also take into consideration economic conditions that may have an impact on a specific industry, group of customers or a specific customer.  Based on our analysis of actual historical write-offs of uncollectible accounts receivable, Grainger’s estimates and assumptions have been materially accurate in regards to the valuation of its allowance for doubtful accounts.  However, write-offs could be materially different than the reserves established if business or economic conditions change or actual results deviate from historical trends and Grainger’s estimates and assumptions may be revised as appropriate to reflect these changes.  For fiscal years 20XX, 20XX and 20XX, actual results did not vary materially from estimated amounts.

Inventory reserves:  As a distributor of maintenance, repair and operating supplies, Grainger’s inventory consists of a very large number of products (approximately 700,000 stocked products).  While the measurement of shrinkage can be quantified, determining the exact disposition of excess and obsolete product is not practicable.  We will revise our critical accounting policy in future filings as follows:

Inventory Reserves.  Grainger establishes inventory reserves for shrinkage and excess and obsolete inventory.

Provisions for inventory shrinkage are based on historical experience to account for unmeasured usage or loss.  For fiscal years 20XX, 20XX and 20XX, actual results did not vary materially from estimated amounts.

Grainger regularly reviews inventory to evaluate continued demand and identify any obsolete or excess quantities of inventory.  Grainger records provisions for the difference between excess and obsolete inventory and its estimated realizable value.  Estimated realizable value is based on anticipated future product demand, market conditions and liquidation values.  As Grainger’s inventory consists of approximately 700,000 stocked products, it is not practical to quantify the actual disposition of excess and obsolete inventory against estimated amounts at a SKU level and no individual SKU is material.  We have noted no material differences between our reserve levels compared to our level of write-offs historically.  Our methodology for estimating reserves is continually evaluated based on our current experience and we believe our methodology provides for a materially accurate level of reserves at any reporting date.  Actual results could differ materially from our projections and require changes to reserves which could have a material effect on Grainger’s results of operations based on significant changes in product demand, market conditions or liquidation value.  If business or economic conditions change, Grainger’s estimates and assumptions may be revised as appropriate.

Insurance Reserves:  Grainger’s reserves are estimated by considering historical trends, including the nature of claims, their frequency and severity, and actuarial assumptions.  In calculating the required reserves, Grainger relies on its insurance consultants and actuaries who analyze claims experience, and loss development, and applies appropriate loss development factors to the incurred costs for claims made.  While Grainger believes that it has the ability to estimate losses related to claims, our estimates can change based on claims experience, loss development, and frequency, lag and severity of claims.  Over the last few years, Grainger’s loss experience has improved due to enhanced practices in claims and cost management.  As a result, the actuarially determined ultimate loss estimates were adjusted as appropriate.  However, the company has not made any material changes in the methodology used to establish self-insurance liability and the overall reserves have not changed materially.  We will revise our critical accounting policy in future filings as follows:

Insurance Reserves.  Grainger retains a significant portion of the risk of certain losses related to workers’ compensation and general liability through the utilization of high deductibles and self-insured retentions.  There are also certain other risk areas for which Grainger does not maintain insurance.

Grainger is responsible for establishing accounting policies on insurance reserves.  Although it relies on outside parties to project future claims costs, it retains control over actuarial assumptions, including loss development factors and claim payment patterns.  Grainger performs ongoing reviews of its insured and uninsured risks, which it uses to establish the appropriate reserve levels.  In calculating our liability, we analyze our historical trends, claims experience and loss development patterns, and apply appropriate loss development factors to the incurred costs associated with the claims made.

The use of assumptions in the analysis leads to fluctuations in required reserves over time.  Any change in the required reserve balance is reflected in the current period’s results of operations.  We believe our estimates are reasonable based on the information currently available and our methodology used to estimate these reserves has been consistently applied.  We have had no material adjustments based on our historical experience in 20XX, 20XX and 20XX.  If actual trends, including the nature, severity or frequency of claims differ from our estimates, or if business or economic conditions change, Grainger’s estimates and assumptions may be revised as appropriate and the results of operations could be materially impacted.

Note 10 – Employee Benefits, page 44

3.
Your disclosure on page 46 indicates your expected long-term rate of return on plan assets is 6%, net of tax at 40%.  Please tell us the nontax-effected rate you are using for your expected long-term rate of return on plan assets.  Further, please clarify for us why your expected rate of return is net of tax at 40%.

Response:  The nontax-effected rate used for Grainger’s expected long-term rate of return on plan assets was 10%, which tracks the long-term historical returns of the Standard and Poor’s 500 Index (S&P 500).  As noted in Footnote 10 page 46, the plan assets are invested entirely in equity index funds designed to track the S&P 500.  Investment earnings of the trust are subject to unrelated business income tax under the provisions of Section 511 of the IRS Code.  ASC 715-60 indicates that if the fund holding the plan assets is a taxable entity, the actual return on plan assets should reflect the tax expense or benefit for the period.  Since this is a long term benefit, we have maintained the rate at 40% which is the average rate experienced over the past 15 years.  These assumptions reflect the long-term view of both the market and the tax rate.

Note 18 – Segment Information, page 58

4.	Please revise to clarify if your businesses are operating segment and if so, if you aggregate these operating segments within your reportable segments. Refer to FASB ASC 280-10-50-21.

5.	Please provide the revenue disclosures by product and service group required by FASB ASC 280-50-4.

Response:

Grainger has eight operating segments: United States, Canada (Acklands-Grainger, Inc.), China (Grainger China LLC), Mexico (Grainger, S.A. de C.V.), Panama (Grainger Panama S.A.), Puerto Rico (Grainger Caribe, Inc.), Japan (MonotaRO Co., Ltd.) and India (Grainger Industrial Supply India Private Limited).  Of these operating segments, only two meet the materiality criteria noted in ASC 280 to be disclosed as reportable segments.  The Company’s two reportable segments: United States and Canada, together account for approximately 95% of the company’s total revenue.  We have grouped our operating segments that are not individually reportable in ‘other businesses’.

In addition, each of the operating segments generates revenues from a similar product group which in our case is maintenance, repair and operating supplies.

We will revise our future filings, including our first quarter 2010 filing, as follows:

The Company has two reportable segments:  the United States and Canada.  The United States segment reflects the results of Grainger’s US operating segment.  The Canada segment reflects the results for Acklands – Grainger Inc., the Company’s Canadian operating segment.  Other Businesses include the following non-material operating segments:  MonotaRO Co., Ltd. (Japan), Grainger, S.A. de C.V. (Mexico), Grainger Industrial Supply India Private Limited (India), Grainger Caribe Inc. (Puerto Rico), Grainger China LLC (China) and Grainger Panama S.A. (Panama).  Operating segments generate revenue almost exclusively through the distribution of maintenance, repair and operating supplies as service revenues account for less than 1% of total revenues for each operating segment.  Following is a summary of segment results (in thousands of dollars):

As you have requested, we hereby acknowledge the following:

•	Grainger is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Grainger may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses adequately address the comments raised in your April 6, 2010 letter.  If there are any additional questions or comments, or if further clarification is needed, please contact the undersigned at (847) 535-1173.  Thank you very much.

Sincerely,

/s/ Gregory S. Irving
Gregory S. Irving
VP Finance & Controller, Chief Accounting Officer
W.W. Grainger, Inc.